UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Offering of Senior Unsecured Notes Due 2024
On November 19, 2019, Global Ship Lease, Inc. (the “Company”) closed its previously announced public offering (the “Offering”) of $27,500,000 aggregate principal amount of 8.00% senior unsecured notes due 2024 (the “Notes”). The Company has granted the underwriters a 30-day option to purchase up to an additional $4,125,000 aggregate principal amount of Notes.
Board Observer Agreement
On November 12, 2019, the Company entered into a Board Observer Agreement (the “Observer Agreement”) by and among the Company, B. Riley Financial, Inc. and B. Riley FBR, Inc. The Observer Agreement grants B. Riley Financial, Inc., the right to designate an observer to the Company’s board of directors (the “Board”), provided that B. Riley Financial, Inc. and/or its affiliates own more than 5% of the outstanding voting power of the Company. The Observer Agreement also amends the Engagement Letter, dated August 29, 2019, and Underwriting Agreement, dated September 26, 2019, each by and between the Company and B. Riley FBR, Inc., to eliminate the right of B. Riley FBR, Inc. to appoint a director to the Board.
Exhibits
Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated November 14, 2019, among the Company and B. Riley FBR, Inc., as representative of the several underwriters named therein.
Attached to this Report as Exhibit 4.1 is a copy of the Indenture dated November 19, 2019, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”).
Attached to this Report as Exhibit 4.2 is a copy of the First Supplemental Indenture dated November 19, 2019, between the Company and the Trustee.
Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Notes.
Attached to this Report as Exhibit 8.1 is the opinion of Seward & Kissel LLP relating to certain tax matters.
Attached to this Report as Exhibit 23.1 is the consent of Maritime Strategies International Ltd.
Attached to this Report as Exhibit 99.1 is a copy of the press release issued by the Company on November 13, 2019, announcing the launch of the Offering.
Attached to this Report as Exhibit 99.2 is a copy of the press release issued by the Company on November 14, 2019, announcing the pricing of the Offering.
The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509 and 333-234343).
The information contained in this Report is hereby incorporated by reference into the Company’s Offer to Purchase, dated October 25, 2019, relating to the Annual Mandatory Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: November 19, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer